# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Well Corp, CIK 0001393584
CUSIP: 03044L204
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 75 STATE STREET, 26TH FLOOR, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-22-004554
Filed by CIK 0001328785

## Reporting persons
- Senvest Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,136,558; sole dispositive power 0; shared dispositive power 1,136,558; aggregate amount beneficially owned 1,136,558 (7.6% of the class)
- Richard Mashaal: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 1,136,558; sole dispositive power 0; shared dispositive power 1,136,558; aggregate amount beneficially owned 1,136,558 (7.6% of the class)

## Item 1. Issuer
Name of issuer: American Well Corp
Address of issuer's principal executive offices: 75 State Street, 26th Floor, Boston, MA 02109

## Item 2. Person Filing
Name of person filing:
This statement is filed by Senvest Management, LLC and Richard Mashaal, with respect to the Class A common stock, par value $0.01 per share ("Class A Common Stock"), of American Well Corporation, a Delaware corporation (the "Company").

The reported securities are held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP (collectively, the "Investment Vehicles").

Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence:
Senvest Management, LLC
540 Madison Avenue, 32nd Floor
New York, New York 10022

Richard Mashaal
c/o Senvest Management, LLC
540 Madison Avenue, 32nd Floor
New York, New York 10022
Citizenship:
Senvest Management, LLC - Delaware
Richard Mashaal - Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 14,904,513 shares of Class A Common Stock outstanding as of January 30, 2026, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on February 12, 2026.
Percent of class: 7.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Investment Vehicles have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Senvest Management, LLC: /s/ Bobby Trahanas, Bobby Trahanas, Chief Compliance Officer (05/14/2026)
- Richard Mashaal: /s/ Richard Mashaal, Richard Mashaal, Individually (05/14/2026)